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                                                                    EXHIBIT 23.3

                              CONSENT OF KPMG LLP

The Board of Directors
Republic Technologies International LLC:

We consent to the inclusion of our report dated July 31, 1998, except as to note 20 which is as of November 12, 1998, with respect to the consolidated balance sheet of Republic Engineered Steels, Inc. and subsidiaries as of June 30, 1998, and the related consolidated statements of operations, shareholders' equity (deficit), and cash flows for each of the years in the two-year period ended June 30, 1998, and the related schedule, which report appears in the Form S-4 of Republic Technologies International LLC and RTI Capital Corp. In addition, we consent to the reference to our firm under the headings "Selected Historical Financial and Operating Information" and "Experts" in the prospectus.

/s/ KPMG LLP
Cleveland, Ohio
November 9, 1999